UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON. D.C. 20549
                                February 4, 1999


  DIVISION OF
CORPORATE FINANCE



Mail Stop 4-9

Jay Sugarman, CEO and President
Starwood Financial Trust
1114 Avenue of the Americas, 27th Floor
New York, New York 10036

Re:  Starwood Financial Trust
     Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 1997 Amendment No. 1 to Form 10-Q for the period ended September 30, 1998 Amendment No. 1 to Form 8-K dated 3/18/98
     Filed January 19, 1999
     File No. 1-10150

Dear Mr. Sugarman:

         We have the following comments on your filings. Unless directed otherwise, please revise your document in response to these comments.

Form 10-K for the fiscal year ended December 31, 1997
-----------------------------------------------------

General

1. It is not appropriate to amend your form 10-K by disclosing where you delete and add language. In your next amendment, please include the complete text of all items where you amended the disclosure in both this, and the next amendment. See Rule 12b-15.

Item 1. Description of Business, page 1
---------------------------------------

Investment Policy
-----------------

2. We note your revision in response to comment 3. Why have you deleted the meaning of mezzanine financing in your amendment? In your next amendment, please revise to include the original definition, explaining that it is capital representing 65%-90% of property value.

3. Disclose that you have no full underwriting policies or procedures.

Starwood Financial Trust
page 2

Advisory Agreement
------------------

4. In the changed sentence, the second to last in 1(b), do you mean the Trust could invest all or any portion of its assets in any investment that "could" be included in the Diversified Portfolio?

5. Your response to comment 7 is noted, however, the disclosure in written in an overly complex, legalistic manner. Is this copied right out of the Advisory Agreement? Please revise to clearly describe Book Equity Value and Adjusted Net Income.

Investment Portfolio
--------------------

6.      Disclose the identity of Borrowers A and B. See Item 101(c)(vii).

7. Response to comment 8 is noted, however, we cannot locate where you have provided disclosure of:

         a) the nature of the obligors on the mortgages and their ability to pay, and
         b) the relative subordination of subordinated interests, including the rights of the company upon delinquency, default or foreclosure.

         Please revise. With respect to your summary subordination disclosure, do you hold any subordinated interest with respect to borrowers other than Borrowers A and B? With respect to your last sentence in this section, are your subordinated mortgages only subordinate to your senior ones? Does the subordinated nature of the mortgages permit Borrowers A and B to obtain senior mortgages at any time?

8. Where do you provide relevant delinquency, loss and prepayment data? We note your response to comment 9 is identical to that for comment 8. Comment 9 was directed at eliciting additional disclosure.

Competition
-----------

9. Rather than focus this discussion on what may happen, discuss the current competitive conditions in your industry. To the extent you have been affected by the significant competition in the market for loans of the type you seek, so state.

Financial Statements and Notes, page 20
---------------------------------------

10. We have read and considered your response to comment 15. In the last paragraph on page 14 of the 10-K/A explain how an increase in net income results in an increase in assets.

11. We have reviewed your response to comment 16. Revise the 3/31/97 per share amount in Note 9 of the Financial Statements contained in the Form 10-K on page 32.

Starwood Financial Trust
page 3

12. In your response to comment 17, you state that ". . . Starwood Mezzanine owned a 91.95% limited partnership interest in the
          Partnership  . . . ."  Revise  the  footnote  and  any  other  similar disclosures to clarify whether Starwood Mezzanine obtained its 91.95% interest in exchange for the contribution of the mortgage participation certificates. In addition, if it obtained the 91.95% limited partnership interest through another transaction, describe that transaction. Further, state whether the Trust became the sole general partner of the Partnership before or after Starwood Mezzanine's contribution. We may have additional comment.

13. We are not clear why the mortgage participation certificates which were transferred from Starwood Mezzanine were not recorded at fair value. According to paragraph 2 of Note 4 to the financial statements included in the form 10-K, "[t]he Trust and the Partnership are considered to be entities under common control." Since the transfer was between Starwood Mezzanine and the Partnership, it seems to us that you need to demonstrate that Starwood Mezzanine was also under common control in order to account for this transaction as a transfer among entities under common control. Show us the ownership charts of the Trust, the Partnership and of Starwood Mezzanine immediately prior to the transfer of the mortgage participation certificates to the Partnership. The ownership chart for each entity should list the owner, their relative percentage of ownership and the type of interest (i.e. limited partner or general partner). Explain to us how these charts support your contention that this transaction was a transfer among entities under common control. We may have additional comment.

14. We have read and considered your response to comment 18. According to page 16 of the Form 10-K/A, on March 18, 1998, each outstanding Unit of the Partnership held by Starwood Mezzanine was exchanged for one Class A share of the Trust. Explain to us why this was not accounted for at fair value as the acquisition of minority interest in the Partnership. We may have further comment.

15. In addition, we are not clear why the recapitalization transactions resulted in a step up in basis. Please explain. Please tell us what literature you relied upon, either directly or by analogy, in making your determination of the appropriate accounting treatment. We may have additional comments.

16. According to page 16 of the Form 10-K/A Starwood Mezzanine contributed real estate loan investments to the Trust in exchange for 55,148,000 Class A shares and $25.5 million in cash. Disclose the fair value of these real estate loan investments and indicate how the fair value was determined. Provide us with an ownership chart of Starwood Mezzanine and of the Trust as of March 18, 1998, immediately before this transfer. The ownership chart for each entity should list the owner, their relative percentage of ownership and the type of interest (i.e. limited partner or general partner). Explain to us why this transfer was not accounted for as a transfer among entities under common control. What percentage of Starwood Mezzanine's assets did the contributed loan investments represent? We may have further comment.

17. Refer to your response to comment 19. Page 16 of the Form 10-K/A states that SOF IV was an affiliate of the general partners of Starwood Mezzanine. Please demonstrate how they were

Starwood Financial Trust
page 4

         affiliated by providing us with an ownership chart of SOF IV, Starwood Mezzanine and of the Trust as of March 18, 1998. The ownership chart should identify the owners, their relative percentage interest and the type of interest (i.e. limited partner or general partner interests). Explain to us why the March 18, 1998 transactions with SOF IV were not accounted for at carryover basis as a transfer among entities under common control. What percentage of SOF IV's assets did the March 18, 1998 contribution represent? We may have further comment.

18. According to page 16 of the Form 10-K/A the holders of the Class B shares which are affiliates of the general partners of Starwood Mezzanine and SOF IV acquired 153,395,872 additional Class B shares. Disclose what consideration these Class B holders gave the Trust for these additional shares. If no consideration was given or less than fair value of the shares was given, why have you not reflected this as a capital distribution?

19. Based upon your response to comment 32, selected financial data should be included in the Form 10-K for Doubletree, Borrower A and Borrower B since they are significant between the ten and twenty percent level. In addition expand the disclosure regarding Borrower B to clarify whether the loans have cross default or cross collateralization provisions.

10-Q for the period ended September 30, 1998
--------------------------------------------

Interest Rate Risk Management, page 17
--------------------------------------

20. Where do you provide further discussion on the relative interest rate sensitivity of your assets and liabilities and the spread between asset and liability yields?

21. We cannot locate any discussion concerning the impact of prepayments, delinquencies and defaults on your spread as requested previously in comment 23. Please revise or advise.

22. Quantify the costs of the transactions described and disclose that the potential costs of these transactions may exceed their benefits.

23. Describe the associated risks of your hedging activities. Discuss such risks as basis risks, legal enforceability risks and regulatory risks. Describe in sufficient detail the potential adverse effects of each of these risks.

Liquidity and Capital Resources, page 18
----------------------------------------

24. As previously requested, disclose the dates the Treasury rate-lock agreements were entered into and the rates which were fixed.

Year 2000 Issues, page 19
-------------------------

State of Readiness, page 20
---------------------------

Starwood Financial Trust
page 5


25. You disclose that the previous owner of Starwood Operating has agreed to indemnify Starwood Operating for all costs of addressing losses related to year 2000 issues. Do you mean for all losses resulting from year 2000 issues, or only those attributable to Starwood Operating's systems?

26. You state you're in the process of communicating with significant depository institutions, lenders, custodians, vendors, etc. What percentage of those contacted have responded? Have your communications been written or oral? Have their responses been written or oral?

Risks of Year 2000, page 20
---------------------------

27. We note you've asked substantially all significant vendors and service providers to provide reasonable assurances as to their state of year 2000 readiness. Have any responded? If yes, disclose the amount that have responded. Were responses written or oral?

Procedural Matters
------------------

         Amendments should be filed within two weeks of the date of this letter. The filings should be accompanied by a letter responding to each comment, noting the location in the revised material of the change and providing any supplemental information requested by the staff. Any material deletions should also be noted in the response letter. If you believe any comment to be inappropriate, please tell us why in your letter.

         General disclosure questions may be directed to Kim Mazur at (202) 942-1941. Any questions regarding accounting comments may be directed to J.J. Matthews at (202) 942-2881, or Linda van Doorn, Assistant Chief Accountant, at
(202) 942-1960. In addition, please do not hesitate to contact the undersigned or Paula Dubberly, Esq., Assistant Director, at (202) 942-1960, both of whom supervised the review of your filing.

                                             Sincerely,


                                             David M. Lynn
                                             Special Counsel

cc:      Courtney A. Dinsmore, Esq.
         Mayer, Brown & Platt
         1675 Broadway
         New York, New York 10019-5820

                                                             Exhibit I

                            Starwood Financial Trust
                     Summary of Accounting Considerations in
              Connection with Various Transactions with Affiliates


The purpose of this supplement is to convey and clarify certain information provided to the Staff in support of the accounting treatment for certain transactions consummated by the Company with certain affiliated entities including Starwood Mezzanine Investors, L.P. ("Starwood Mezzanine") and Starwood Opportunity Fund IV, L.P. ("SOF IV").

This complex structure was necessitated by the various business arrangements between Starwood Capital and its control group ("Starwood") affiliates with the investment partnerships (collectively: Starwood Opportunity Fund II, L.P., Starwood Mezzanine and SOF IV) and various legal liability, ERISA and tax structuring requirements.

Management acknowledges the complexity of the ownership structure and the difficulty in conveying these concepts in writing. Management believes that the accounting treatment utilized by the Company in connection with these transactions was both appropriate and conservative under the circumstances. Accordingly, should the Staff have further questions in this regard, management would like to request a conference with the Staff, either in person or telephonically, to discuss these issues.

The four primary transactions under discussion are the following:

1. Contribution of mortgage participation certificates by Starwood Mezzanine (Date: September 26, 1996)
2. Recapitalization Transaction - conversion of Partnership Units by Starwood Mezzanine for Class A Shares of the Company (Date March 18, 1998).
3. Recapitalization Transaction - Contribution of financial assets by Starwood Mezzanine for cash and Class A Shares of the Company (Date March 18, 1998)
4. Recapitalization Transaction - Contribution of financial assets by SOF IV for cash and Class A Shares of the Company (Date March 18, 1998).

To faciliate this discussion, the following information has been provided in summary form; (i) listing of key control dates considered; (ii) Company and affiliate entity ownership/voting control computations at various key dates; and
(iii) other key control factors.

I. Key Control Dates:

o November, 1993 - The Company announced that SAHI, Inc. (a Starwood affiliate) had acquired all of the Company's then outstanding Class B Shares. These shares were purchased from SAHI, Inc. by SAHI Partners which also acquired 244,100 Class A Shares or 9.57% of the total then outstanding shares.
o March 15, 1994 - The Company entered into an agreement whereby for consideration of $101,000 it sold warrants to acquire 5.0 million Class A Shares and 2.5 million Class B Shares to SAHI, Inc and SAHI Partners, respectively.
o March 15, 1996 - SAHI, Inc. and SAHI Partners assigned their interest in the Class A warrants to Starwood Mezzanine for cash equal to their cost basis.
o September 26, 1996 - The APMT Limited Partnership (the "Partnership") was formed with the Company as the sole General Partner holding an 8.05% interest in exchange for a contribution of $400,000 in cash. As part of the formation, Starwood Mezzanine received a 91.95% limited partnership interest in the Partnership in exchange for a contribution of mortgage participation certificates with a then estimated fair value of approximately $4.6 million and a predecessor basis of approximately $3.8.
o January 22, 1997 - Starwood Mezzanine exercised its rights under the warrants to acquire 5.0 million Class A Shares of the Company at $1 per share and SAHI, Inc. exercised its rights under the warrants to acquire 2.5 million Class B Shares of the Company at $0.01 per share.
o March 18, 1998 - Recapitalization Transactions consumated - including: (i) contribution of financial assets by Starwood Mezzanine and SOF IV in exchange for cash and Class A Shares; (ii) conversion of partnership units into Class A Shares; and (iii) acquisition of additional Class B Shares by an entity controlled by Starwood.

II. Ownership/voting control analysis:
o Exhibit I.A - Ownership structure immediately before Partnership Formation (September 26, 1996) o Exhibit I.B - Ownership structure immediately before the Recapitalization Transactions (March 18, 1998) o Exhibit I.C -Ownership structure immediately after the Recapitalization Transactions (March 18, 1998) o Exhibit I.D - Analysis of common ownership between Starwood Mezzanine and SOF IV

III. Other Key Control Factors:
o The voting control afforded Starwood by the Class A/Class B structure. Under this structure, as Class A Shares are issued, the existing holders of Class B shares are afforded the right to purchase, at $0.01 par value, one Class B Share for every two Class A Shares issued. Each Class B Share has one vote in situations requiring a vote under the Company's Declaration of Trust - thereby, providing a 33.33% voting control block to the owners of the Class B Shares.
o The control rights afforded Starwood as the sole general partners of Starwood Opportunity Fund II, Starwood Mezzanine and SOF IV under the terms of the respective partnership agreements.

Transaction 1 - Accounting for Formation of Partnership

On September 26, 1996, Starwood Mezzanine held an option to acquire 5,000,000 Class A Shares of the Company for $1 per share. These warrants were currently exercisable. Further, certain affiliates of the General Partner of Starwood Mezzanine held approximately 9.57% of the then outstanding Class A Shares and 100% of the Class B Shares (which represented 33.33% of the then outstanding voting shares). Finally, executives of the General Partner of Starwood Mezzanine were the sole officers of the Company and held a controlling interest through 5 of 8 positions on the Company's Board of Trustees. On September 26, 1996, assuming exercise of the warrants, Starwood Mezzanine and its affiliates owned
69.46 % of the Class A Shares and 100% of the Class B Shares representing fully diluted voting control of 79.64%.

The Partnership did not exist prior to September 26, 1996. In connection with its formation, the Company contributed $400,000 in exchange for an 8.05% interest and became the sole General Partner of the Partnership. Starwood Mezzanine contributed its interests in certain mortgage participation certificates to the Partnership in exchange for a 91.95% limited partnership interest in the Partnership. The limited partnership interest were covertible into shares of the Company at the option of Starwood Mezzanine. Starwood Mezzanine's limited partners had no rights under the partnership agreement to approve the transaction. Subsequent to the formation of the Partnership, assuming exercise of the warrants and conversion of the partnership interests, Starwood Mezzanine and its affiliates owned 80.97 % of the Class A Shares and 100% of the Class B Shares representing fully diluted voting control of 87.3%.

As illustrated above, Starwood Mezzanine and its affiliates had both economic and voting control of both the Company and Starwood Mezzanine at the time of the formation of the Partnership and immediately thereafter. Accordingly, as a consequence, the contribution transaction was reflected at Starwood Mezzanine's basis of approximately $3.8 million as a transfer of assets under common control. Further, it should be noted that any gain/loss as a result of the basis difference would be largely allocated to Starwood Mezzanine as a result of its 91.95% interest in the Partnership. Since the Company was the sole G.P., the Partnership was consolidated by the Company in its accounting records.

Transaction 2 - Recapitalization transaction - Conversion of Partnership Units As can be seen in Exhibit I.B, immediately before the conversion of the Partnership interest, Starwood Mezzanine owned directly (without assuming conversion of the Partnership Units) approximately 66.23% of the then outstanding Class A Shares and Starwood affilates owned an additional 3.23% of the Class A Shares and 100% of the Class B Shares representing a interests of 79.64% of the outstanding voting shares. Further, Starwood Mezzanine's limited partners had no rights under the partnership agreement to approve the conversion of the Partnership interests into Class A Shares. The transaction was fully taxable to Starwood Mezzanine (i.e. full step-up for federal tax purposes), resulting in a substantial tax gain.

Accounting guidance looked to for this transaction included EITF 95-7 Implementation Issues related to the Treatment of Minority Interests in Certain Real Estate Investment Trusts. Given, the ownership structure, Starwood Mezzanine was considered to be in an equivalent position to that of a sponsor in an operating partnership REIT formation. The EITF indicates "...that subsequent acquisitions of the sponsor's minority interest in the operating partnership in exchange for REIT shares should also be recorded at the book value of the minority interest acquired."

Transaction  3  -  Recapitalization   transaction  -  Contribution  by  Starwood
Mezzanine

As can be seen in Exhibit I.C., immediately before the contribution of assets by Starwood Mezzanine to the Company (the "SM Contribution"), Starwood Mezzanine owned directly (assuming conversion of the Partnership Units) approximately 78.96% of the then outstanding Class A Shares and Starwood owned an additional 2.01% of the Class A Shares and 100% of the Class B Shares, representing an 87.3% voting control by Starwood (including Starwood Mezzanine). Further, Starwood Mezzanine's limited partners had no rights under the partnership agreement to approve the SM Contribution. The SM Contribution was fully taxable to Starwood Mezzanine (i.e. full step-up for federal tax purposes), resulting in a substantial tax gain.

As a consequence of these factors, Starwood Mezzanine and its affiliates were considered to have both economic and effective control of both the Company and Starwood Mezzanine at the time of the transaction and immediately thereafter. Accordingly, the SM Contribution was reflected as a step-acquisition using fair values derived by an independent investment bank, resulting in an increase from Starwood Mezzanine's basis of approximately $0.7 million. This basis adjustment was attributed to the underlying loans contributed and will amortize over the expected terms of the loans as a reduction of recognized income.

Transaction 4 - Recapitalization transaction - Contribution by SOF IV

As can be seen Exhibit I.C., immediately before the contribution of assets by SOF IV to the Company ( the "SOF IV Contribution"), Starwood Mezzanine owned directly (assuming conversion of the Partnership Units) approximately 78.96% of the then outstanding Class A shares and Starwood an additional 2.01% of the Class A Shares and 100% of the Class B Shares, representing an 87.3% voting control by Starwood. However, SOF IV's limited partners had the right under the partnership agreement to approve the SOF IV Contribution. Further, there was a significant disparity of ownership between the economic owners of Starwood Mezzanine and SOF IV as demonstrated in Exhibit I.D which indicates only a 19.26% of common ownership of Starwood Mezzanine investors in SOF IV. The SOF IV Contribution was fully taxable to SOF IV (i.e. full step-up for federal tax purposes), resulting in a substantial tax gain.

As a consequence of these factors, while Starwood Mezzanine and its affiliates were considered to have both economic and effective control of both the Company and Starwood Mezzanine at the time of the Recapitalization Transaction and immediately thereafter, the significant disparity of ownership and approval rights of SOF IV's limited partners indicated that the control for the SOFI IV transaction did not fully rest with Starwood. Accordingly, the SOFI IV Contribution was reflected as a purchase resulting in an increase from SOF IV's basis of approximately $87.0 million. This basis adjustment was attributed to the underlying real estate loans and related investments contributed using fair values derived by an independent investment bank for all assets, except the variable rate senior mortgages for which face value was considered to approximate par. The basis step up generally represents premiums which will amortize over the expected terms of the loans as a reduction of recognized income.